Contact

www.linkedin.com/in/chairqueen
(LinkedIn)

Top Skills

Start-up Leadership

Sales Management

Sales Operations

Languages

English

Spanish

Lauren Wilcox

Creating exceptional outdoor seating that inspires exploration, builds community and redefines comfort in the moments that matter most.

Oceanside, California, United States

Summary

Someone once told me not to bite off more than I could chew...
I told them I'd rather choke on greatness that nibble on mediocrity.

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Experience

PARKIT Co.
Co-Founder
May 2021 - Present (4 years 4 months)
Oceanside, California, United States

PARKIT was born around the fire. It was founded by people who believe that spending quality time outdoors, with the people we cherish most, will always allow us to experience the best of what life has to offer. This belief is at the core of everything we do. When we set out to build the ultimate outdoor chair we knew we were doing more than innovating a product line. We were building a product that would stand as a symbol, bringing people together from all walks of life, sharing their stories of adventure, and enabling our community to grow.

Our vision is to be the defining brand in outdoor seating, known for innovation, comfort, and adventure. Our mission is to create exceptional outdoor seating that inspires exploration, builds community and redefines comfort in the moments that matter most.

Hippo Insurance
Director of Business Development
May 2021 - January 2025 (3 years 9 months)

Yugen Vans
Co-Founder
October 2021 - February 2024 (2 years 5 months)
Oceanside, California, United States

Custom van conversion builder specializing in premium Ford Transit & Mercedes Sprinters, building designs for year-round adventure with the esthetic of a custom home. Founded by adventure-driven creators blending craftsmanship and functional design, Yugen Vans delivers luxury, flexibility, and rugged capability for travelers seeking to "escape the ordinary."

First American Property & Casualty Insurance Agency, Inc.
Sales Director
October 2016 - May 2021 (4 years 8 months)

R. David Bulen Insurance Agency
Sales Manager
October 2014 - October 2016 (2 years 1 month)
Lake Elsinore, CA

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Education

California State University San Marcos
Bachelor of Applied Science (B.A.Sc.), Kinesiology and Exercise Science · (2009 - 2014)

Insurance and Securities School of California
Property and Casualty Insurance Broker-Agent, License #0I72539